Filed pursuant to Rule 424(b)(1)

Registration No. 333-125334

PROSPECTUS

525,000 Shares

Tanox, Inc.

Common Stock

This prospectus relates to the offers and sales from time to time of up to 525,000 shares of the common stock of Tanox, Inc. (the “Company” or “Tanox”) by the selling stockholders named in this prospectus. We will receive no part of the proceeds of any sales made under this prospectus. All expenses of registration incurred in connection with this offering are being borne by us, but all selling and other expenses incurred by the selling stockholders will be borne by the selling stockholders. The shares offered by this prospectus have not been registered prior to the filing of the registration statement of which this prospectus is a part.

The common stock offered in this prospectus may be offered and sold by the selling stockholders directly or through broker-dealers or underwriters acting solely as agents. In addition, the broker-dealers and underwriters may acquire the common stock as principals. The distribution of the common stock may occur in one or more transactions. These transactions may take place through the Nasdaq National Market, privately negotiated transactions, underwritten public offerings, or a combination of any such methods of sale. These transactions may be made at market prices prevailing at the time of sale, prices related to the prevailing market price or negotiated prices. Usual and customary or specially negotiated brokerage fees or commissions may be paid by the selling stockholder in connection with these sales. See “Plan of Distribution” on page 22 for more information.

Our common stock is listed on the Nasdaq National Market under the symbol “TNOX.” On July 19, 2005, the last reported sale price of Tanox common stock on the Nasdaq National Market was $13.26 per share.

Investing in our Securities Involves Risks. Please read “ Risk Factors” beginning on page 7 of this prospectus for factors that should be considered before investing in shares of Tanox common stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY

STATE SECURITIES COMMISSION HAS APPROVED OR

DISAPPROVED THESE SECURITIES OR PASSED UPON THE

ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY

REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is July 20, 2005.

You should rely only on the information contained in this prospectus, any prospectus supplement, and the documents that we have incorporated by reference. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of the prospectus or of any sale of the common stock.

PROSPECTUS SUMMARY

The following summary regarding Tanox may not contain all the information that may be important to you. You should read the entire prospectus, as well as the information incorporated by reference in this prospectus, including our financial statements and the notes thereto, before making an investment decision. When used in this prospectus, the terms “Tanox”, “we”, “our” and “us” refer to Tanox, Inc. and its consolidated subsidiaries, unless otherwise specified.

Tanox discovers and develops therapeutic monoclonal antibodies to address significant unmet medical needs in the areas of immune-mediated diseases, infectious disease, inflammation and cancer. Our products are genetically engineered antibodies that target a specific molecule or antigen. In addition, through collaborative agreements, Tanox receives royalties from the sale of Xolair® (omalizumab), our first marketed product.

Xolair was developed in collaboration with Genentech, Inc. and Novartis Pharma, A.G. It received U.S. Food and Drug Administration (FDA) marketing approval on June 20, 2003, and was launched in the United States in July 2003. Xolair is labeled for treatment of adults and adolescents (12 years of age and above) with moderate-to-severe persistent asthma who have a positive skin test or in vitro reactivity to a perennial aeroallergen and whose symptoms are inadequately controlled with inhaled corticosteroids. Xolair is an anti-immunoglobulin E, or anti-IgE, antibody that has been shown to decrease the incidence of asthma exacerbations in these patients. Safety and efficacy have not been established in other allergic conditions. Clinical trials are ongoing to study Xolair in pediatric allergic asthma patients and in patients suffering from allergy (immediate hypersensitivity) to peanuts.

We are also assessing other products and product candidates, including TNX-355, a humanized, non-immunosuppressive anti-CD4 monoclonal antibody, which is in clinical trials for the treatment for the human immunodeficiency virus (HIV). In March 2005, we acquired a tissue factor antagonist program from Sunol Molecular Corporation (Sunol), which included Sunol’s anti-tissue factor monoclonal antibodies, related technologies and intellectual properties, as well as non-exclusive rights to certain technologies and related intellectual property for protein and antibody expression. The lead drug candidate in the acquisition is a tissue-factor antagonist monoclonal antibody (renamed TNX-832) that is in a Phase 1/2 clinical trial for the treatment of acute lung injury (ALI) and acute respiratory distress syndrome (ARDS). These antibodies have the potential to treat other diseases that result from over-expression of tissue factor and related coagulation abnormalities, including hypercoagulation in cancer.

We were re-incorporated in Delaware in 1999. Our corporate headquarters are located at 10301 Stella Link Road, Houston, Texas 77025 and our telephone number is (713) 578-4000. We maintain a website at www.tanox.com. Information on our website is not incorporated into this prospectus.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-3 under the Securities Act of 1933, as amended, with the Securities and Exchange Commission (SEC). This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are a part of the registration statement. For further information with respect to us and our common stock, please refer to the registration statement and the exhibits and schedules filed with it.

You may read and copy all or any portion of the registration statement, reports, statements or other information in the files at the public reference facility of the SEC located at 100 I Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. Our filings, including the registration statement, will also be available to you on the web site maintained by the SEC at http://www.sec.gov.

We are also subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended (Exchange Act). We file reports, proxy statements, and other information with the SEC to comply with the Exchange Act. These reports, proxy statements, and other information are available for inspection at the SEC’s public reference facility and its web site, which are described above.

You may obtain a free copy of our most recent annual report on Form 10-K, quarterly report on Form 10-Q and proxy statement on our website www.tanox.com. We make our website content available for information purposes only. It should not be relied upon for investment purposes, nor is it incorporated by reference into this prospectus. Additionally, you may obtain a free copy of these filings, as well as our current reports on Form 8-K and any other reports or filings we have filed with the SEC, including any amendment to those reports we have filed with, or furnished to, the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as soon as practicable after we have electronically filed such material with, or furnished it to, the SEC, by contacting the Investor Relations Department at our corporate offices by calling (713) 578-4000.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Any information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any additional documents we file with the SEC. This registration statement incorporates by reference the documents listed below that we have previously filed with the SEC. They contain important information about us and our financial condition.

The following documents filed with the SEC (File No. 000-30231) are incorporated by reference into this prospectus:

•	Our Annual Report on Form 10-K for the year ended December 31, 2004;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;

•	Current Reports on Form 8-K filed on January 11 (except Item 7.01 disclosure), February 23, March 31, and July 12, 2005 (except Item 7.01 disclosure);

•	All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering;

•	The description of our common stock contained in our Form 8-A filed on April 6, 2000, including any amendments or reports filed to update such information; and

•	The description of our rights to purchase preferred stock contained in our Form 8-A filed on August 3, 2001, including any amendments or reports filed to update such information.

All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of securities contemplated by this prospectus shall be deemed to be incorporated by reference in this prospectus. Those documents shall be considered to be a part of this prospectus from the date of filing of such documents. Any statement contained in a document incorporated by reference or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded for all purposes of this prospectus and the registration statement to the extent that a statement contained in this prospectus, in any document incorporated by reference or in any subsequently filed document which also is incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We are not, however, incorporating by reference any documents, or portions of documents, that are not deemed “filed” with the SEC, including any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K.

We will provide a copy of the documents we incorporate by reference, at no cost, to any person, including any beneficial owner, who receives this prospectus. To request a copy of any or all of these documents, you should write or telephone us at: 10301 Stella Link Road, Houston, Texas 77025, Attention: Investor Relations, (713) 578-4000. We will not deliver exhibits to such documents, unless such exhibits are specifically incorporated by reference.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. All statements other than statements of historical facts are “forward-looking statements” for purposes of these provisions. In some cases, forward-looking statements can be identified by the use of terminology such as “believe,” “may,” “will,” “should,” “could,” “predict,” “expect,” “plan,” “anticipate,” “estimate,” “potential,” or “continue” or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements contained herein are reasonable, there can be no assurance that these expectations or any of the forward-looking statements will prove to be correct, and you should be aware that actual events could differ materially from those suggested in the forward-looking statements due to a number of factors, including:

•	difficulties in developing safe and effective drugs;

•	failure to achieve positive results in preclinical and toxicology studies in animals and clinical trials in humans;

•	failure to economically and timely manufacture sufficient amounts of our products for clinical trials and commercialization activities;

•	failure to receive, or delay in receiving, marketing approval for our products;

•	failure to successfully commercialize our products, including gaining market acceptance and achieving profitability in our operations;

•	our ability to manage relationships with collaboration partners;

•	our ability to obtain, maintain and successfully enforce patent and other proprietary rights protection of our products;

•	variability of royalty, license and other revenues;

•	our ability to use our manufacturing capacity and facilities costs effectively and in accordance with regulatory requirements;

•	our ability to enter into future collaboration agreements to support our research and development activities;

•	drug withdrawal from the market due to adverse reactions caused by the marketed drug;

•	our ability to secure licenses from third parties holding patents that may restrict the manufacture or marketing of our products;

•	competition and technological change;

•	existing and future regulations affecting our business, including the content, timing of submissions and decisions made by the FDA and other regulatory agencies;

•	governmental changes affecting Medicare and the healthcare and pharmaceutical industries, including policies that affect coverage and levels of reimbursement for sales of our products; and

•	our ability to hire and retain experienced scientists and managers.

Factors that could cause our actual results to differ from those set forth in the forward-looking statements include those set forth below, as well as those discussed elsewhere in this prospectus and in the reports that have been incorporated herein by reference.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following factors, in addition to the other information included and incorporated by reference in this prospectus, in evaluating us, our business and an investment in our common stock. Any of the following risks, as well as other risks and uncertainties, could harm our business and financial results or condition and cause the value of our common stock to decline, which in turn could cause you to lose all or part of your investment. Additional risks not currently known to us also may harm our business.

Regulatory Risks

Developing therapeutic monoclonal antibodies is expensive and highly uncertain. If our preclinical and/or clinical trial results are negative, we may be forced to stop developing products important to our future.

Successful development of therapeutic monoclonal antibodies is highly uncertain. First, we must discover or otherwise acquire drug candidates. Then we must demonstrate through preclinical studies and clinical trials that our products are safe and effective for use in a particular target indication before we can obtain regulatory approvals to sell our products commercially to that patient group. These studies and trials tend to be very costly and time consuming. Furthermore, the results of preclinical studies and initial clinical trials of our products do not necessarily predict the results from later-stage clinical trials, which must demonstrate the desired safety and efficacy traits.

Products that appear promising in research or early phases of development may not reach later stages of development or be submitted for marketing approval for a number of reasons, including:

•	The product is found to be less effective than required (our clinical trials fail to achieve their primary endpoint(s)) or cause serious adverse reactions or side effects in patients participating in the trials; often these reactions may not be detectable in small, early stage trials and can only be identified when the product is administered to a larger patient base, as in Phase 3 trials or following market approval;

•	The commercial introduction of competitive drugs that have greater efficacy or safety than our product or otherwise adversely impact the risk/benefit profile of our product;

•	Inability to develop manufacturing methods that are efficient, cost-effective and capable of meeting stringent regulatory standards; and

•	Proprietary rights of third parties, which cover our products and for which we are not able to secure licenses on reasonable terms.

Our products other than Xolair require significant additional laboratory development or clinical trials before they can be submitted for marketing approval. We have limited capacity to conduct and manage clinical trials, and we rely on third parties, potentially including collaborative partners and contract research organizations, to assist us in these efforts. Our reliance on third parties may result in delays in completing, or failing to complete, clinical trials if our collaborators or contractors fail to perform under our agreements with them.

We may be unable to enroll sufficient patients in a timely manner in order to complete our clinical trials.

The speed with which we are able to enroll patients in clinical trials is an important factor in determining how quickly we may complete clinical trials and the cost of running those trials. Many factors affect patient enrollment, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study, perceived risks and benefits of the drug under study, whether the drug will continue to be made available to the patient following completion of the trial, and other ongoing trials directed at the same indication. Any of these factors may make it difficult for us to enroll enough patients to complete the trials.

Delays in patient enrollment will result in increased costs and program delays, which could slow down our product development and approval process. Even if the trials are ultimately completed and the product is approved for sale, a program delay could compromise the commercial viability of our drug relative to competitive therapies, which could materially harm our business and results of operations.

If we do not receive and maintain regulatory approvals, we will not be able to market our products.

The biotechnology and pharmaceutical industries are subject to stringent regulation with respect to product safety and efficacy by various international, federal, state and local authorities. Of particular significance are the FDA’s requirements covering R&D, testing, manufacturing, quality control, labeling and promotion of drugs for human use. A biotherapeutic cannot be marketed in the United States until it has been approved by the FDA, and then can only be marketed for the indications approved by the FDA. As a result of these requirements, the length of time, the level of expenditures and the laboratory and clinical information required for approval of a Biologics License Application, are substantial and can require a number of years.

Our collaboration partners have secured approval to market Xolair in the United States, Australia, Brazil, Canada, Dominican Republic, Guatemala, Israel, New Zealand and Venezuela and submitted an application with the EMEA in June 2004 for approval to manufacture and market Xolair in Europe. We cannot assure you that Xolair will be timely approved, if at all, for sale in Europe. Failure to secure EMEA approval could have a negative future effect on our income from Xolair sales and on our results of operations.

As a company, Tanox has not prepared or submitted any marketing approval applications to the FDA or any other regulatory agency for any of its products. The FDA can delay, limit or not grant marketing approval for our products for many reasons, including:

•	their belief that a product candidate is not safe and effective;

•	their interpretation of data from preclinical testing and clinical trials may be different than our interpretation;

•	failure of our manufacturing processes or facilities or those of our collaboration partners to meet cGMP standards; and

•	changes in its approval policies and guidelines or adoption of new regulations.

The process of obtaining approvals to manufacture and market our products in foreign countries is subject to delay and failure for the same reasons.

Even if we secure marketing approval for a product, the approval may be conditioned on our successful completion of post-marketing clinical studies. In addition, each marketed product and its manufacturer continue to be subject to strict regulation after approval. Any unforeseen problems with an approved product or any violation of regulations could result in restrictions on the product, including, for example, changes in its labeling, written notices to physicians or a product recall.

Delays in receiving or failing to receive regulatory approvals, or losing previously received approvals, would delay or preclude product commercialization, which would adversely affect our business, financial condition and results of operations.

We are subject to the uncertainty related to reimbursement policies and healthcare reform measures.

In recent years, there has been legislation and numerous proposals to change the healthcare system in the United States. Some of these measures limit or eliminate payments for medical procedures and treatments or subject pharmaceutical product pricing to government control. In addition, as a result of marketplace pressures, third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new drug products. Consequently, significant uncertainty exists as to the reimbursement status of newly-approved healthcare products. If we succeed in bringing one or more of our products to market, we cannot assure you that third-party payors will consider them cost effective or allow reimbursement to the consumer at price levels sufficient for us to realize an appropriate return on our investment in product development or to even realize a profit.

Significant changes in the healthcare system in the United States or elsewhere, including changes resulting from adverse trends in third-party reimbursement programs, could materially reduce our potential profitability and harm our ability to raise the capital we would need to continue our operations. Furthermore, even though initial insurance and Medicare/Medicaid coverage of Xolair is encouraging, reimbursement proposals may negatively affect our collaborators’ commercialization of Xolair, which could also adversely affect our business, financial condition and results of operations.

New accounting pronouncements or regulatory rulings may impact our future financial position or results of operations.

There may be new accounting pronouncements or regulatory rulings which may have an impact on our future financial position or results of operations. In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS 123 (Revised) “Share-Based Payment.” The statement eliminates the ability to account for stock-based compensation using APB 25 and requires such transactions to be recognized as compensation expense in the statement of operations based on their fair values on the date of the grant, with the compensation expense recognized over the period in which an employee is required to provide service in exchange for the stock award. On April 14, 2005, the FASB delayed the implementation dates for this statement. Tanox will adopt this statement on January 1, 2006 using a modified prospective application. As such, the compensation expense recognition provisions will apply to new awards and to any awards modified, repurchased or cancelled after the adoption date. Additionally, for any unvested awards outstanding at the adoption date, we will recognize compensation expense over the remaining vesting period.

We have begun evaluating the impact of adopting SFAS 123 (Revised) on our results of operations. We currently determine the fair value of stock-based compensation using a Black-Scholes option pricing model. In connection with evaluating the impact of adopting SFAS 123 (Revised), we are also considering the potential implementation of a different valuation model to determine the fair value of stock-based compensation, although no decision has yet been made. We believe the adoption of SFAS 123 (Revised) will have a material impact on our results of operations, regardless of the valuation technique used.

Risks Relating to our Industry, Business and Strategy

Our ability to become a profitable fully integrated biopharmaceutical company will depend on the continued commercial success of Xolair and on the success of TNX-355, which is still in development, or our success in securing, developing and commercializing new clinical candidates. If we are unable to commercialize TNX-355 or experience significant delays in doing so, and if we are unable to secure new development candidates, our business may be harmed.

We anticipate that, in the near term, our ability to become profitable will depend on the success of our collaboration partners in generating significant levels of sales of Xolair. In the longer term, an important part of our strategy is to become a fully integrated biopharmaceutical company. Our ability to do so will depend on the successful development, approval and commercialization of TNX-355, our most advanced product candidate, TNX-832, or potential new clinical stage drug candidates that we may develop or otherwise in-license or acquire.

All of our product candidates, other than TNX-355 and TNX-832, are in preclinical development or in research, and we do not expect to seek regulatory approval of these candidates for many years, if ever. A significant portion of the research that we are conducting involves new and unproven technologies. Research programs to identify new disease targets and product candidates require substantial technical, financial and human resources whether or not we ultimately identify any candidates. Our research programs may show promise initially in identifying potential product candidates, yet fail to yield product candidates for clinical development.

In addition, if we do not achieve the clinical endpoints in our Phase 2 study of TNX-355 or in the Phase 1/2 study of TNX-832, we may determine to terminate development of those products. Even if we reach our endpoints, the results of the trials may indicate that further development and, assuming marketing approval, commercialization of TNX-355 or TNX-832 would not be economically viable. In that event, we would need to in-license or acquire suitable product candidates or products from third parties, and we may not be able to so for a number of reasons. The licensing and acquisition of pharmaceutical products is highly competitive. A number of more established companies, including large pharmaceutical companies, are aggressively pursuing strategies to license or acquire products in the fields in which we are interested. These established companies have a competitive advantage over us due to their size, cash and other resources, and greater clinical development and commercialization capabilities and experience. Other factors that may prevent us from licensing or otherwise acquiring suitable product candidates include the following:

•	we may be unable to license or acquire the relevant technology on terms that would allow us to make an appropriate return from the product;

•	companies that perceive us to be their competitors may be unwilling to assign or license their product rights to us; or

•	we may be unable to identify suitable products or product candidates within our areas of expertise.

Even if we are successful in developing and securing marketing approval of TNX-355, TNX-832 or other in-licensed or acquired product candidates, we may be unable to successfully launch, market or otherwise commercialize the product.

If we are unable to identify suitable potential product candidates through internal research programs or by acquiring drugs or drug candidates from third parties, or if we are unable to successfully develop, launch, market or commercialize the product(s) (assuming approval for marketing), our goal of becoming a fully integrated biopharmaceutical company will not materialize, and our profit potential will be harmed.

Failure to secure future collaboration partners for our other products or failure by those partners to develop, manufacture, market or distribute those products, may delay or significantly impair our ability to generate revenues or profit.

We intend to rely on future collaboration partners to develop, manufacture, commercialize, market or distribute certain of our products. Many of our competitors are similarly seeking to develop or expand their collaboration and license arrangements with pharmaceutical companies. The success of these efforts by our competitors could have an adverse impact on our ability to form future collaboration arrangements. Also, the pharmaceutical companies that we may target for one or more of our product candidates might require a profit return that is greater than what our product may be able to deliver. The process of establishing collaborative relationships is difficult and time consuming and involves significant uncertainty. We cannot assure you that we will be able to negotiate acceptable collaboration agreements in the future. To the extent that we are unable to enter into future collaboration agreements, we would encounter increased capital requirements to undertake research, development and marketing at our own expense, and, in some cases, may have to discontinue development of one or more products. Assuming we are able to continue to develop certain products on our own, we may experience significant delays in introducing our product candidates or find that the absence of these collaboration agreements adversely affects our ability to manufacture or sell our product candidates, particularly outside the United States.

Even if we enter into future collaborative agreements, we cannot assure you that efforts under these agreements will succeed because:

•	the contracts may fail to provide significant protection or may become unenforceable if the partners fail to perform;

•	our partners may not commit enough capital or other resources to successfully develop, market or distribute our products;

•	our partners may not continue to develop and commercialize products resulting from our collaborations; and

•	disputes with our partners may arise that could delay or terminate our product candidates’ research, development or commercialization or result in significant litigation or arbitration.

If any of these risks occur, our product development and productivity may suffer.

We face intense competition and rapid technological change that could result in products superior to the products we are developing.

The biotechnology and pharmaceutical industries are subject to rapid and significant technological change. We have numerous competitors in the United States and abroad, including, among others, major pharmaceutical and chemical companies, specialized biotechnology firms, universities and other research institutions. These competitors may develop technologies and products that are more effective or less costly than, or otherwise preferable to, any of our current or future products, and that could render our technologies and products obsolete or noncompetitive. Many of these competitors have substantially more resources and product development, production and marketing capabilities than we do.

We cannot be certain that one or more companies will not receive patent protection that dominates, blocks or otherwise adversely affects our product development or business. In addition, many of our competitors have significantly greater experience than we do in undertaking preclinical testing and clinical trials of pharmaceutical products and obtaining FDA and other regulatory approvals of products. If we succeed in achieving commercial sales of our products, we also will be competing in commercial manufacturing efficiency and marketing capability, areas in which we have no experience. Our competitors may obtain FDA approval for products sooner or be more successful in manufacturing and marketing their products than are we or our collaborators.

Products currently exist in the market that will compete directly with the products that we seek to develop. Any product candidate that we develop and that obtains regulatory approval must then compete for market acceptance among physicians, patients, healthcare payors and the medical community, as well as for market share. Significant factors in determining whether we will be able to compete successfully include:

•	relative efficacy and safety of our products;

•	timing and scope of regulatory approval;

•	product availability;

•	potential advantages over alternative treatment methods;

•	development, marketing, distribution and manufacturing capabilities and support of our collaborators, if any;

•	reimbursement coverage from Medicare/Medicaid, insurance companies and others;

•	price and cost-effectiveness of our products;

•	ability to produce drug candidates in commercial quantities at a reasonable cost;

•	scope of patent protection for our products; and

•	availability of licenses under third party technology and patent rights.

If our products are not competitive based on these or other factors, our business, financial condition and results of operations will be materially harmed.

Failure to attract and retain key personnel and principal members of our scientific and management staff could materially harm our business.

Our success depends greatly on our ability to attract and retain qualified scientific, manufacturing, clinical and other technical personnel, as well as to retain the services of our existing technical management staff. To pursue our research and development programs and product development plans, we will be required to hire additional qualified clinical, scientific, manufacturing and other technical personnel. There is intense competition for qualified staff, and we cannot assure you that we will be able to attract and retain the necessary qualified staff to develop our business. The failure to attract and retain these key personnel and management staff, or the loss of any of our current management team and our inability to replace him or her on a timely basis, could materially harm our business and financial condition.

We may be subject to product liability claims, and our insurance coverage may not be adequate to cover these claims.

Our business exposes us to potential product liability risks, which are inherent in testing, manufacturing, marketing and selling pharmaceutical products. We may be held liable if any product we develop, or any product that uses or incorporates any of our technologies, causes injury or is found otherwise unsuitable during clinical testing, manufacturing, marketing or sale. We cannot assure you that we will be able to avoid product liability exposure.

Product liability insurance for the biopharmaceutical industry is generally expensive. Although we currently maintain product liability insurance covering our products in amounts we believe to be commercially reasonable, we cannot assure you that our coverage is adequate or that continued coverage will be available at acceptable costs. In addition, some of our license and collaboration agreements require us to obtain product liability insurance. Future license and collaboration agreements may also include such a requirement. Our inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit us or our collaborators from commercializing our products. A successful claim in excess of our insurance coverage could materially harm our business, financial condition and results of operations.

We deal with hazardous materials and must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

Our research and development work and manufacturing processes involve the controlled use of hazardous materials, including chemical, radioactive and biological materials. Our operations also produce hazardous waste products. We are subject to federal, state and local laws and regulations governing how we use, manufacture, store, handle and dispose of these materials. Although we believe that we comply in all material respects with applicable environmental laws and regulations, we cannot assure you that we will not incur significant costs to comply with environmental laws and regulations in the future. In addition, current or future environmental laws and regulations may impair our research, development or production efforts.

We could be liable for damages, penalties or other forms of censure if we are involved in a hazardous waste spill or other accident.

Despite precautionary procedures that we implement for handling and disposing of hazardous materials, we cannot eliminate the risk of accidental contamination or discharge or any resultant injury from these materials. If a hazardous waste spill or other accident occurs, and we are held liable for damages, the liability could exceed our financial resources.

Risks Associated with Manufacturing and Marketing

Our revenues are dependent on sales of Xolair. Failure to receive continued market acceptance for and successfully commercialize Xolair would have a significant adverse effect on us.

Our results of operations and future prospects are highly dependent on increasing the sales of our only commercial product, Xolair. Our revenues in 2004 and thus far in 2005 consisted largely of revenue from product sales of Xolair, and we expect that revenues from sales of Xolair will constitute a larger percentage of our revenue in the next several years. Even though the FDA approved Xolair and initial insurance and Medicare/Medicaid coverage is encouraging, we cannot be certain that physicians and patients will continue to widely accept Xolair as a treatment for its approved indication in the United States or in any foreign markets. A number of factors may affect the rate and level of Xolair’s market acceptance, including:

•	the effectiveness of Novartis’ and Genentech’s sales and marketing efforts;

•	the perception by physicians and other members of the healthcare community of Xolair’s safety, efficacy and benefits compared to those of competing products or therapies;

•	the willingness of additional physicians to adopt a new asthma treatment regimen;

•	Xolair’s price relative to other products or competing treatments;

•	the availability of third-party reimbursement;

•	the ability to conduct the Phase 4 commitment studies and the impact of the study results on the labeling of Xolair;

•	the ability to secure marketing approval for Xolair in other major markets, including Europe and Asia;

•	regulatory developments related to manufacturing or using Xolair;

•	the results of clinical development efforts for new indications of Xolair, and the scope and timing of additional marketing approvals and favorable reimbursement programs for any such expanded use;

•	availability of sufficient quantities of Xolair for commercial and clinical purposes;

•	increased competition for Xolair from new or existing products, which may demonstrate better safety, efficacy, cost-effectiveness or ease of administration than Xolair; and

•	adverse side effects or unfavorable publicity concerning Xolair.

If the level of Xolair sales declines or fails to increase, our financial condition, results of operations and future potential would be significantly harmed.

We have limited experience in manufacturing and may encounter manufacturing problems or delays that could result in delayed clinical trials. Our own ability to manufacture products on a commercial scale is uncertain.

We own a pilot manufacturing facility in Houston, Texas, and recently assumed the lease on a manufacturing facility in San Diego, California, which we intend to use to manufacture clinical trial materials and potentially initial commercial products.

To develop products, we require sufficient quantity and quality of manufactured product for clinical trials. Regulatory or technical manufacturing issues that we may encounter could delay clinical development of our products. Any failure to produce these clinical requirements, either as a result of our inability to produce in accordance with cGMP or due to inadequate manufacturing capacity, can delay the commencement or continuation of our clinical trials.

To commercialize our products successfully, we must manufacture our products in commercial quantities in compliance with regulatory requirements and at an acceptable cost. If the manufacturing facilities used to produce our products cannot pass pre-approval or periodic plant inspections, the FDA and other regulatory agencies may not approve our products for sale or may delay or bar their further sale. In order to obtain regulatory approvals and to create capacity to produce our products in sufficient quantities for commercial sale at an acceptable cost, we will have to develop or acquire additional technology for commercial scale manufacturing and build or otherwise obtain access to adequate facilities, which will require substantial additional funds. We will also be required to demonstrate to the FDA and corresponding foreign authorities our ability to manufacture our products using controlled, reproducible processes. We cannot assure you that we, operating alone or with the assistance of others, can develop the necessary manufacturing technology or that we will be able to fund or build an adequate commercial manufacturing facility necessary to obtain regulatory approvals and to produce adequate commercial supplies of our potential products on a timely basis.

Manufacturing changes may result in delays in obtaining regulatory approval or marketing for our products.

If we make changes in the manufacturing process of our products and product candidates once we begin clinical development, we may be required to demonstrate to the FDA and corresponding foreign authorities that the changes have not caused the resulting drug material to differ significantly from the drug material previously produced. Changing the manufacturing site is considered to be a change in the manufacturing process, and therefore moving production to our San Diego manufacturing facility from our Houston pilot plant will entail manufacturing changes. Further, any significant manufacturing changes for the production of our product candidates could result in delays in development or regulatory approval. Our inability to maintain our manufacturing operations in compliance with applicable regulations within our planned time and cost parameters could materially harm our business, financial condition and results of operations.

With respect to our TNX-355 antibody product, we will need to show that the drug material we produce in the San Diego manufacturing facility for the Phase 3 studies will be sufficiently similar to the product that was used for the Phase 2 study in order to avoid delays in development or regulatory approval for this antibody product. Additionally, showing comparability between the material we produce before and after manufacturing changes is particularly important if we want to rely on results of prior preclinical studies and clinical trials performed using the previously produced drug material. Depending upon the type and degree of differences between the newer and older drug material, we may be required to conduct additional animal studies or human clinical trials to demonstrate that the newly produced drug material is sufficiently similar to the previously produced drug material.

We have made manufacturing changes and are likely to make additional manufacturing changes for the production of our products currently in clinical development. These manufacturing changes or an inability to immediately show comparability between the older material and the newer material after making manufacturing changes could result in delays in development or regulatory approvals or in reduction or interruption of commercial sales and could impair our competitive position.

We lack sales and marketing experience, which makes us depend on third parties for their expertise in this area.

Under the terms of our collaboration agreements, Novartis and Genentech have exclusive marketing rights to Xolair and other collaboration anti-IgE products, and the revenues we receive from Xolair will depend primarily on the marketing and sales efforts of our collaboration partners. However, commercialization rights may revert back to us if our collaborators terminate our relationship. Furthermore, we intend to retain marketing rights, particularly in the United States and selected Asian countries, for other potential products that we can develop and sell effectively with a small, targeted sales force. We currently have no sales, marketing or distribution capabilities. If Xolair marketing rights revert to us or if we elect to market other products directly, we would require significant additional management expertise and have to make significant additional expenditures to develop an internal marketing function and a sales force. We cannot assure you that we would be able to establish a successful marketing and sales force should we choose to do so.

Risks Related to Financial Results and Need for Financing

We have a history of net losses; we expect to continue to incur net losses and we may never achieve or maintain profitability.

We have incurred net losses since our inception. As of March 31, 2005, we had an accumulated deficit of approximately $114.3 million, including a net loss of approximately $20.5 million for the quarter ended March 31, 2005. Our losses have primarily been the result of costs incurred in our research and development programs and from our general and administrative costs.

We have funded our operations principally from licensing fees, royalty revenue and milestone payments under our current or former collaborations, as well as with proceeds from private placements and an initial public offering of our common stock. We expect to continue to incur substantial operating losses until such time, if ever, that we are able to generate sufficient revenue from milestone payments, royalties and profit-sharing payments on Xolair sales and, potentially, revenues from an additional product or products to cover our expenses.

Our ability to achieve and maintain long term profitability depends to a significant extent on the continued successful commercialization of Xolair. It will also depend on our successfully completing preclinical and clinical trials, obtaining required regulatory approvals and successfully manufacturing and marketing our other current and future product candidates. We cannot assure you that we will be able to achieve any of the foregoing or that we will be profitable even if we successfully commercialize our products.

Failure by Novartis or Genentech to develop, manufacture, market or distribute Xolair would impair our ability to generate revenues.

Under the terms of our collaboration agreements, Novartis and Genentech are generally responsible for conducting clinical trials on, obtaining regulatory approval for, and manufacturing, marketing and distributing Xolair. As a result, our ability to profit from Xolair and any other anti-IgE products covered by our collaboration agreements with Genentech and Novartis depends in large part on their performance. We cannot control the amount and timing of resources Novartis and Genentech will devote to any of our products. If Novartis or Genentech experiences manufacturing or distribution difficulties, does not actively market Xolair or other partnered anti-IgE products or does not otherwise perform under our collaboration agreements, our potential for revenue from these products will be dramatically reduced. Novartis and Genentech may terminate our collaboration agreements, and, in that event, we would experience increased capital requirements to undertake development and marketing at our expense. We cannot assure you that we would be able to manufacture, market and distribute Xolair or our other anti-IgE products on our own.

We may need additional financing, but our access to capital funding is uncertain, and issuance of additional common stock could dilute existing stockholders.

Our current and anticipated development projects require substantial additional capital. While we expect that our cash on hand, together with our revenue from Xolair, will fund our existing operations for the next four years, our future capital needs will depend on many factors, including the commercial success of Xolair, receiving royalty and milestone payments from our collaboration partners, making progress in our TNX-355 and TNX-832 clinical trials, other research and development activities and entering into additional collaboration agreements. Our capital requirements may also depend on the progress and level of costs associated with preclinical studies and clinical trials, the costs associated with acquisitions of new product candidates by licensing or otherwise, the costs of preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights, competing technological and market developments, changes in or terminations of existing collaboration and licensing arrangements and the cost of manufacturing scale-up and development of marketing activities, if undertaken by us. We do not have committed external sources of funding and we cannot assure you that we will be able to obtain additional funds on acceptable terms, if at all. If adequate funds are not available, we may be required to:

•	delay, reduce the scope of or eliminate one or more of our development programs;

•	obtain funds through arrangements with collaboration partners or others that may require us to relinquish rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves; or

•	license rights to technologies, product candidates or products on terms that are less favorable to us than might otherwise be available.

We may raise additional funds by issuing additional stock, which would cause further dilution to our stockholders, and new investors could have rights superior to existing stockholders. If funding is insufficient at any time in the future, we may be unable to develop or commercialize our products, take advantage of business opportunities or respond to competitive pressures, and our business and financial condition may be harmed.

Risks Relating to Intellectual Property

The patentability, validity, enforceability and commercial value of our patents are highly uncertain. If our intellectual property positions are challenged, invalidated or circumvented and we fail to prevail in resulting intellectual property litigation, our business could be adversely affected.

Our success depends in part on obtaining, maintaining and enforcing patents and maintaining trade secrets. While we file and prosecute patent applications to protect our inventions, our pending patent applications may not result in the issuance of valid patents and our issued patents may not provide competitive advantages. Also, our patents may not prevent others from developing competitive products using related or the same technology. We cannot assure you that pending patent applications developed by or licensed to us will result in patents being issued or that, if issued, the patents will give us an advantage over competitors with similar technology.

We own or have licenses to certain issued patents. The patents we own that are most material to our business are five U.S. patents and six foreign patents relating to anti-IgE antibodies. However, the patent position of biotechnology and pharmaceutical firms is highly uncertain and involves many complex legal and technical issues. There is no clear policy involving the breadth of claims allowed or the degree of protection afforded under such patents. Issued patents can be challenged in litigation in the courts and in proceedings in the United States Patent and Trademark Office and in courts and patent offices in foreign countries. Issuance of a patent is not conclusive as to its validity, enforceability or the scope of its claim. We cannot assure you that our patents will not be successfully challenged as to enforceability, invalidated or limited in the scope of their coverage. Moreover, litigation to uphold the validity of patents and to prevent infringement can be very costly and can result in diverting technical and management personnel’s time and attention, which may materially harm our business, financial condition and results of operations. If the outcome of litigation is adverse to us, third parties may be able to use our patented technology without paying us. Moreover, we cannot assure you that our patents will not be infringed or successfully avoided through design innovation. Any of these events may materially and adversely affect our business.

In addition to the intellectual property rights described above, we also rely on unpatented technology, trade secrets and confidential information. We cannot assure you that others will not independently develop substantially equivalent information and techniques or otherwise gain access to our technology or disclose such technology, or that we can effectively protect our rights in unpatented technology, trade secrets and confidential information. We require each of our employees, consultants and advisors to execute a confidentiality agreement at the commencement of an employment or consulting relationship with us. We cannot assure you, however, that these agreements will provide effective protection if an unauthorized use or disclosure of this confidential information occurs.

If we fail to obtain any required patent license from third parties, our product development efforts could be limited.

Our commercial success depends on our ability to operate without infringing the patents and other proprietary rights of third parties. Other companies, some of which may be our competitors, have filed applications for or have been issued patents, and may obtain additional patents and proprietary rights, relating to products or processes used in, necessary to, or otherwise related to our products and product candidates.

For example, we are aware of broad patents owned by others relating to the manufacture, use and sale of recombinant humanized antibodies. Many of our product candidates are genetically engineered recombinant humanized antibodies. If our antibody products or their commercial use or production meet all of the requirements of any of the claims of the aforementioned patents, or other third party patents or patent applications, then we may need a license to one or more of these patents. We expect to seek to obtain patent licenses when, in our judgment, such licenses are needed. Even if we determine that a license is not necessary, a patent holder could disagree and sue us for damages and seek to prevent us from manufacturing, selling or developing our products. Legal disputes can be costly and time consuming to defend. If any patent holder successfully challenges our judgment that our products do not infringe their patents or that their patents are invalid, we could be required to pay costly damages or to obtain a license to sell or develop our drugs. If we determine that a license is required, there can be no assurance that we will be able to obtain the license on commercially reasonable terms, if at all. If we are unable to secure a required license, we might be prevented from using certain of our technologies for the generation and manufacture of our recombinant antibody products or from pursuing product development, manufacturing or commercialization in a particular field, and this may materially harm our business and financial prospects.

In addition to patents, we rely on trade secrets and proprietary know-how. We seek protection in part through confidentiality agreements. We cannot assure you, however, that these agreements will provide meaningful protection of our proprietary information or trade secrets in the event of an unauthorized use or disclosure or that our valuable trade secrets will not become known to, or independently developed, by our competitors.

Risks Relating to our Common Stock

The market price of our common stock has been volatile.

Like other stocks of biopharmaceutical companies, the market price for our common stock has been and may continue to be volatile. Since January 1, 2003, our stock price ranged from $8.03 to $22.74. Factors that may have contributed to the volatility of our stock during this period included:

•	FDA approval of Xolair;

•	Reported sales volume of Xolair;

•	Results of clinical trials; and

•	General market conditions, including particularly the biotechnology company segment.

Sales of common stock may have an adverse impact on the market price of our common stock.

Novartis AG owns approximately 6.4 million shares of our common stock and has contractual registration rights that entitle it to demand that we register the offer and sale of its shares of common stock. In addition, as of March 31, 2005, we have issued options to purchase approximately 2.5 million shares of our common stock, of which options covering approximately 1.2 million shares are vested and may be sold immediately upon exercise. Sales of significant amounts of our common stock or the perception that such sales will occur could adversely affect the market price of our common stock or our future ability to raise capital by selling equity securities.

Our amended and restated certificate of incorporation and bylaws and Delaware law contain certain provisions that could delay or prevent a takeover and suppress our stock price.

Provisions of our amended and restated certificate of incorporation, bylaws and Delaware law could delay, defer or prevent a third party from acquiring us, despite the possible benefit to our stockholders, or otherwise adversely affect the price of our common stock.

These provisions include:

•	the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms, including preferences and voting rights, of those shares without stockholder approval;

•	a staggered board of directors;

•	a limitation on who may call special meetings of stockholders; and

•	advance notice requirements for nomination for election to the board of directors or for proposing matters that stockholders may act on at stockholder meetings.

In addition to these provisions, we are subject to certain Delaware laws, including one that prohibits us from engaging in a business combination with any interested stockholder for a period of three years from the date the person became an interested stockholder unless certain conditions are met. Our common stock is also subject to a shareholder rights plan or “poison pill.” All of this may discourage potential takeover attempts, discourage bids for our common stock at a premium over market price or adversely affect the market price of, and the voting and other rights of the holders of, our common stock.

USE OF PROCEEDS

Tanox will not receive any proceeds from the sale of common stock by the selling stockholders. See “Selling Stockholders” and “Plan of Distribution.”

SELLING STOCKHOLDERS

A maximum of 525,000 shares of common stock are being registered in this offering for the accounts of the selling stockholders. In partial consideration of our acquisition of the tissue factor program from Sunol, we issued 800,000 shares of common stock, including the 525,000 shares being registered in this offering. Sunol distributed 481,000 shares of the common stock to its shareholders, all of whom are listed as selling stockholders. These shares are being registered pursuant to the terms of a registration rights agreement entered into in connection with the tissue factor program acquisition. Throughout this prospectus, we may refer to the stockholders and their pledgees, donees, transferees or other successors in interest selling shares received from the selling holders as a gift, partnership distribution or other non-sale related transfers after the date of this prospectus as the “selling stockholders.”

The following table sets forth information known to us as of May 24, 2005, with respect to the beneficial ownership of our common stock by each of the selling stockholders for whom we are registering the shares for resale to the public. Except as indicated otherwise in the footnotes below, and subject to community property laws where applicable, we believe based on information furnished by Sunol that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The table assumes the sale of all shares offered hereby and no other purchases or sales of our common stock by the selling stockholders. However, because certain selling stockholders may have acquired, sold, transferred or otherwise disposed of all or a portion of their shares of common stock since the date on which they provided us the information presented in the following table, this table may not reflect the number of shares held by each stockholder on the date hereof. The shares being registered under the registration statement of which this prospectus is a part will be sold, if at all, by the selling stockholders listed below. On July 19, 2005, we had outstanding an aggregate of 44,822,198 shares of common stock, and, prior to the offering, the selling stockholders collectively own approximately 1.8 percent of our outstanding common stock.

Name of Selling Stockholder	Number of Shares Beneficially Owned Prior to the Offering	Maximum Number of shares that may be sold	Shares Beneficially Owned After the Offering
Allstar Venture Ltd. (Sinopac Bank)	9,379	9,379	0
Chiatung Venture Capital Corporation	9,670	9,670	0
Chung-shan Venture Capital Corp	9,670	9,670	0
CIA Holding Corporation	1,967	1,967	0
First Bio Venture Capital Corp	4,975	4,975	0
Industrial Bank of Taiwan	19,338	19,338	0
JSA Venture Capital	5,801	5,801	0
Jih Sun Financial Services	3,867	3,867	0
TVM IV GMBH & Co. KG	58,013	58,013	0
Audax Co-Invest L.P.	3,852	3,852	0
Audax Private Equity Fund, L.P.	89,914	89,914	0
Audax Special Purpose Co-Invest, L.P.	539	539	0
Audax Trust Co-Invest L.P.	449	449	0
AFF Co-Invest, L.P.	1,934	1,934	0
K & E Investment Partners, LLC	5,801	5,801	0
Randolph Street Partners II	3,287	3,287	0
Banc One Equity Capital SBIC Fund	23,288	23,288	0
Chris and Ling Cheung	7,963	7,963	0
Chris Cheung	1,480	1,480	0
Christopher Adams	1,913	1,913	0
Christopher D. & Hsin H. Lu	1,799	1,799	0
Christopher P. Dietz	368	368	0
Chun-Fan & Min-Mei Chen	1,847	1,847	0
Chun-Fan, Min-Mei Chen, Edith Chen	209	209	0
Chun-Fan, Min-Mei Chen, Emma Chen	209	209	0
Chung-Wei Hsu	254	254	0
Darrell J. & Sheila A. Valenti	1,967	1,967	0
David C. Kung	892	892	0
David H. C. Chin	1,057	1,057	0
Donald H. Baxter	9,160	9,160	0
Dr. Eugene Lee	3,543	3,543	0
Victor Lee	689	689	0

Joseph R Price Tr FBO Price Trust UA	197	197	0
Dr. Yeh Bin Wu	419	419	0
Barjil Partners	3,805	3,805	0
Eduardo & Mariana Yi	74	74	0
Evelyn Mon Ping Sung Tai RevocableTrust	1,522	1,522	0
Fu-Jen & Pin-Pin Wang	368	368	0
Auden and Doris Lin	985	985	0
Fung-Hsung Lin	985	985	0
Chi-Chi and Chiu Mei-Li Lin	985	985	0
Garrett Capital Advisors, LLC	1,213	1,213	0
Harry Nell	368	368	0
Hing C. Wong and Bee-Yau Huang	11,755	11,755	0
Hoi Sang Yeung & Hing Yu Yeung	7,938	7,938	0
Jane Hsiao	2,661	2,661	0
Jeffrey D. Janke	445	445	0
Jin L. Zhou	1,938	1,938	0
Jin Y. and Li-Hui H. Yu	1,736	1,736	0
Li-Hui Yu	1,988	1,988	0
Revocable Living Trust of Li Hui Hsu, June 24, 1999	4,835	4,835	0
Revocable Living Trust of Peter Yu, June 24, 1999	4,835	4,835	0
Melissa H. Yu	1,847	1,847	0
Steven H. Yu	1,847	1,847	0
Lasertech Holdings Investment	33,841	33,841	0
Pan Pacific Investment Co. LTD	11,648	11,648	0
John B. Henry II	3,691	3,691	0
Ann Crittenden	1,968	1,968	0
John Wu Revocable Trust	169	169	0
Ming M. Wu Revocable Trust	6,537	6,537	0
Doris Wu Revocable Trust	169	169	0
Kai Chu Yu	988	988	0
Katona Corp	1,970	1,970	0
Kwei-Mei Tseng	19,797	19,797	0
Luis A. Mosquera	168	168	0
Man-Li Wang Trust	254	254	0
Maxweyl Holdings, LLC	4,835	4,835	0
Michael L. Jones	368	368	0
Emily T. Lu Trust U/A DTD 10/16/97	696	696	0
Penelope C. Thomas	1,176	1,176	0
Peter C. Thomas	1,176	1,176	0
Peng His-Li Jen	2,418	2,418	0
Pucco Limited	1,501	1,501	0
Ray Cheng Revocable Trust	7,807	7,807	0
Richard L. Hobbs Trust	384	384	0
Ronald Cape & Lillian Cape, Trustees of the Cape 1998 Trust	3,935	3,935	0
Ronald F. Rohe	591	591	0
Shurway Capital Corp	1,028	1,028	0
Siu Bing Wong and Yip Kun Lee	2,855	2,855	0
Song Y. and Karla H. Lee	985	985	0
Sonia F.F. Lai	1,181	1,181	0

Sow-Voon Wong	3,868	3,868	0
Stanley F. Y. Yu	8,297	8,297	0
Steven E. Diamond	569	569	0
Stoll Family Limited Partnership #1	254	254	0
Sunol Molecular Corporation	320,883	45,883	275,000	(1)
Tao-Chun Lee	985	985	0
Tzong Y. and Chih L. Hwang	2,459	2,459	0
Wachovia Bank of N.C. & Gordon Gray, Jr. Trust, et al, TTEE u/a 8/28/56 with Gordon Gray for C. Boyden Gray	3,939	3,939	0
Wachovia Bank of N.C. & Clayland Boyden Gray, TTEE u/a 8/24/56 with Gordon Gray for Clayland Boyden Gray	4,868	4,868	0
C. Boyden Gray	2,935	2,935	0
Yuk-Noan Kwan	967	967	0

Total	800,000	525,000	275,000

(1)	These 275,000 shares will be held in escrow for up to three years following March 31, 2005 to secure indemnification obligations of Sunol under the asset purchase agreement. Accordingly, Sunol has the power to vote, but not to dispose, of these shares.

This registration statement also covers any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar right, or transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

PLAN OF DISTRIBUTION

We have been advised by the selling stockholders that they may sell all or a portion of their shares of common stock. The selling stockholders plan to sell on the Nasdaq National Market, or otherwise. The selling stockholders may sell their shares at prices and on terms prevailing at the time of sale, at prices related to the then current market price, or in negotiated transactions. The selling stockholders may sell in one or more of, or a combination of, the following methods:

•	block trades in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

•	on over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	privately negotiated transactions;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholder may arrange for other broker-dealers to participate in the resales.

The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders.

The selling stockholders also may sell shares short and redeliver the shares to close out such short positions. The selling stockholders may enter into options or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares covered by this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon default the broker-dealer may sell the pledged shares under this prospectus. Broker-dealers or agents may also receive compensation in the form of commissions, discounts or concessions from the selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, as amended (the “Securities Act”), in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Each of the selling stockholders has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock. Because the selling stockholders may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale in compliance with Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus.

The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934 (the “Exchange Act”), any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a restricted period before the commencement of such distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver copies of this prospectus to purchasers at or before the time of any sale of the shares.

We will file a supplement to this prospectus, if required, to comply with Rule 424(b) under the Securities Act, upon being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

•	the name of each such selling stockholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

The selling stockholders may from time to time pledge shares of common stock owned by them to secure margin or other loans made to one or more of the selling stockholders or to entities in which one or more of the selling stockholders have a direct or indirect equity interest. Thus, the person or entity receiving a pledge of any shares of common stock may sell them in a foreclosure sale or otherwise in the same manner as described above to a selling stockholder.

There is no assurance that the selling stockholders will offer or sell any or all of their shares of common stock registered under this prospectus.

In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the selling stockholders in amounts to be negotiated prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. We will pay all expenses incident to the offering and sale to the public of shares by the selling stockholders, including all registration, filing, securities exchange listing and NASD fees, all registration, filing, qualification and other fees and expenses of complying with securities or blue sky laws, and the fees and disbursements of a single legal counsel acting for the selling stockholders. We will not pay underwriting commissions or similar charges for the selling stockholders.

We agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until such time as all of the shares are eligible for sale pursuant to Rule 144 in one three month period. In addition, any shares of common stock covered by this prospectus which qualify for sale in compliance with Rule 144 of the Securities Act may be sold under Rule 144 rather than under this prospectus.

We intend to de-register any of the shares not sold by the selling stockholders at the end of such period. At such time, however, any unsold shares may be freely tradable subject to compliance with Rule 144 of the Securities Act.

In addition, upon being notified by a selling stockholder that a donee or pledge intends to sell more than 500 shares, we will file a supplement to this prospectus.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for Tanox by Andrews Kurth LLP in Houston, Texas.

EXPERTS

The consolidated financial statements of Tanox, Inc. incorporated by reference in Tanox, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2004 and Tanox, Inc.’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 incorporated by reference therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.